SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

____________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

____________________________

EDESA BIOTECH, INC.
(Name of Issuer)

Common Shares, no par value per share
(Title of Class of Securities)

27966L108
(CUSIP Number)

Vasco Larcina
c/o Lumira Capital Investment Management
141 Adelaide Street West, Suite 770
Toronto, Ontario, M5H 3L5, Canada
(416) 213-4251
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 26, 2019
(Date of Event which Requires Filing of this Statement)

____________________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 27966L108		Page 2 of 18 Pages

1		NAME OF REPORTING PERSON Lumira Capital II, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OFSHARESBENEFICIALLYOWNED BYEACHREPORTINGPERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,704,344
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,704,344
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,704,344
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐CERTAIN SHARES (see Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 22.7% (1)
14		TYPE OF REPORTING PERSON (see instructions) PN

(1)
Based on a total of 7,504,468 shares of the Company’s common stock outstanding as of August 14, 2019.

CUSIP No. 27966L108		Page 3 of 18 Pages

1		NAME OF REPORTING PERSON Lumira Capital II (International), L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OFSHARESBENEFICIALLYOWNED BYEACHREPORTINGPERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 157,599
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 157,599
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 157,599
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐CERTAIN SHARES (see Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 2.1% (1)
14		TYPE OF REPORTING PERSON (see instructions) PN

(1)
Based on a total of 7,504,468 shares of the Company’s common stock outstanding as of August 14, 2019.

SCHEDULE 13D

CUSIP No. 27966L108		Page 4 of 18 Pages

1		NAME OF REPORTING PERSON Lumira Capital GP, L.P.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OFSHARESBENEFICIALLYOWNED BYEACHREPORTINGPERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,861,943
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,861,943
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,861,943
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐CERTAIN SHARES (see Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 24.8% (1)
14		TYPE OF REPORTING PERSON (see instructions) PN

(1)
Based on a total of 7,504,468 shares of the Company’s common stock outstanding as of August 14, 2019.

SCHEDULE 13D

CUSIP No. 27966L108		Page 5 of 18 Pages

1		NAME OF REPORTING PERSON Lumira GP Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OFSHARESBENEFICIALLYOWNED BYEACHREPORTINGPERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,861,943
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,861,943
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,861,943
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐CERTAIN SHARES (see Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 24.8% (1)
14		TYPE OF REPORTING PERSON (see instructions) CO

(1)
Based on a total of 7,504,468 shares of the Company’s common stock outstanding as of August 14, 2019.

SCHEDULE 13D

CUSIP No. 27966L108		Page 6 of 18 Pages

1		NAME OF REPORTING PERSON Lumira GP Holdings Co.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Nova Scotia, Canada
NUMBER OFSHARESBENEFICIALLYOWNED BYEACHREPORTINGPERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,861,943
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,861,943
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,861,943
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐CERTAIN SHARES (see Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 24.8% (1)
14		TYPE OF REPORTING PERSON (see instructions) CO

(1)
Based on a total of 7,504,468 shares of the Company’s common stock outstanding as of August 14, 2019.

SCHEDULE 13D

CUSIP No. 27966L108		Page 7 of 18 Pages

1		NAME OF REPORTING PERSON Lumira Capital Investment Management Inc.
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OFSHARESBENEFICIALLYOWNED BYEACHREPORTINGPERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,861,943
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,861,943
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,861,943
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐CERTAIN SHARES (see Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 24.8% (1)
14		TYPE OF REPORTING PERSON (see instructions) CO

(1)
Based on a total of 7,504,468 shares of the Company’s common stock outstanding as of August 14, 2019.

SCHEDULE 13D

CUSIP No. 27966L108		Page 8 of 18 Pages

1		NAME OF REPORTING PERSON Peter van der Velden
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Canadian
NUMBER OFSHARESBENEFICIALLYOWNED BYEACHREPORTINGPERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,861,943
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,861,943
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,861,943
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐CERTAIN SHARES (see Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 24.8% (1)
14		TYPE OF REPORTING PERSON (see instructions) IN
(1) Based on a total of 7,504,468 shares of the Company’s common stock outstanding as of August 14, 2019.

CUSIP No. 27966L108		Page 9 of 18 Pages

1		NAME OF REPORTING PERSON Benjamin Rovinski
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Canadian
NUMBER OFSHARESBENEFICIALLYOWNED BYEACHREPORTINGPERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,861,943
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,861,943
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,861,943
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐CERTAIN SHARES (see Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 24.8% (1)
14		TYPE OF REPORTING PERSON (see instructions) IN

(1)
Based on a total of 7,504,468 shares of the Company’s common stock outstanding as of August 14, 2019.

SCHEDULE 13D

CUSIP No. 27966L108		Page 10 of 18 Pages

1		NAME OF REPORTING PERSON Daniel Hetu
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Canadian
NUMBER OFSHARESBENEFICIALLYOWNED BYEACHREPORTINGPERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,861,943
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,861,943
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,861,943
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐CERTAIN SHARES (see Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 24.8% (1)
14		TYPE OF REPORTING PERSON (see instructions) IN

(1)
Based on a total of 7,504,468 shares of the Company’s common stock outstanding as of August 14, 2019.

SCHEDULE 13D

CUSIP No. 27966L108		Page 11 of 18 Pages

1		NAME OF REPORTING PERSON Gerald Brunk
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (see instructions) OO
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OFSHARESBENEFICIALLYOWNED BYEACHREPORTINGPERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,861,943
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,861,943
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,861,943
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐CERTAIN SHARES (see Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 24.8% (1)
14		TYPE OF REPORTING PERSON (see instructions) IN

(1)
Based on a total of 7,504,468 shares of the Company’s common stock outstanding as of August 14, 2019.

SCHEDULE 13D

CUSIP No. 27966L108	Page 12 of 18 Pages

1	NAME OF REPORTING PERSON Vasco Larcina
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canadian
NUMBER OFSHARESBENEFICIALLYOWNED BYEACHREPORTINGPERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,861,943
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,861,943
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,861,943
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐CERTAIN SHARES (see Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 24.8% (1)
14	TYPE OF REPORTING PERSON (see instructions) IN

(1)
Based on a total of 7,504,468 shares of the Company’s common stock outstanding as of August 14, 2019.

SCHEDULE 13D

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D jointly filed by (i) Lumira Capital II, L.P., formed in Ontario, Canada (ii) Lumira Capital II (International), L.P., formed in Ontario, Canada , (iii) Lumira Capital GP, L.P., formed in Ontario, Canada, (iv) Lumira GP Inc., formed in Canada, (v) Lumira GP Holdings Co., formed in Nova Scotia, Canada (vi) Lumira Capital Investment Management Inc., formed in Ontario, Canada, (vii) Peter van der Velden, an individual and a Canadian citizen, (viii) Benjamin Rovinski, an individual and a Canadian citizen, (ix) Daniel Hetu, an individual and a Canadian citizen, (x) Gerald Brunk, an individual and a United States citizen and (xi) Vasco Larcina, an individual and a Canadian citizen (collectively, the “Reporting Persons”) on June 17, 2019 (as so amended and supplemented, the “Schedule 13D”), with respect to the common shares, no par value per share (the “Common Shares”) of Edesa Biotech, Inc., a British Columbia corporation, formerly known as “Stellar Biotechnologies, Inc.” (the “Company” or the “Issuer”). Except as expressly amended by this Amendment No. 1, the Schedule 13D remains in full force and effect.

The purpose of this Amendment No. 1 is to report an increase in the Reporting Persons’ beneficial ownership of Common Shares as a result of the issuance of Common Shares on July 26, 2019 pursuant to the post-closing adjustment contemplated by that certain Share Exchange Agreement, dated as of March 7, 2019, by and among the Company, Edesa Biotech Inc. (“Edesa”) and the shareholders of Edesa (the “Exchange Agreement”), as described in this Amendment No. 1.

Item 1. Security and Issuer.

This Schedule 13D relates to the Common Shares of the Company, which has its principal executive offices at 100 Spy Court, Markham, Ontario, Canada L3R 5H6.

Item 2. Identity and Background.

This Schedule 13D is filed by the Reporting Persons. Lumira Capital GP, L.P., the general partners of which are Lumira GP Inc. and Lumira GP Holdings Co., is the general partner of Lumira Capital II, L.P. and Lumira Capital II (International), L.P., and each of Lumira Capital II, L.P. and Lumira Capital II (International), L.P. is managed by Lumira Capital Investment Management Inc. Each of Mr. van der Velden, Mr. Rovinski, Mr. Hetu, Mr. Brunk and Mr. Larcina are executive officers of Lumira Capital Investment Management Inc. and Mr. van der Velden, Mr. Rovinski, Mr. Hetu and Mr. Brunk are each directors of Lumira Capital Investment Management Inc. The foregoing individuals collectively make investment decisions with respect to the securities held by each of Lumira Capital II, L.P. and Lumira Capital II (International), L.P. The principal address of the Reporting Persons is 141 Adelaide Street West, Suite 770, Toronto, Canada M5H 3L5.

The Reporting Persons are venture capital investors that provide capital to early, clinical and revenue stage companies that are both privately held and publicly traded in the biotechnology, medical technologies, digital health and consumer healthcare sectors.

During the last five years, none of the Reporting Persons have been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On June 7, 2019, the Company completed its business combination with Edesa in accordance with the terms of the Exchange Agreement, pursuant to which Lumira Capital II, L.P. received 1,611,338 common shares and Lumira Capital II (International), L.P. received 148,999 common shares in exchange for all of its capital stock of Edesa.

On July 26, 2019, Lumira Capital II, L.P. received an additional 93,006 common shares and Lumira Capital II (International), L.P. received an additional 8,600 common shares pursuant to the post-closing adjustment contemplated by the Exchange Agreement.

Item 4. Purpose of Transaction.

Reference is made to the disclosure set forth under Item 3 of this Schedule 13D, which disclosure is incorporated herein by reference.

SCHEDULE 13D

The Reporting Persons intend to review their investment in the Issuer on a continuing basis and, depending on various factors, including, without limitation, the Issuer’s financial position, the price of the Common Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may, in the future, take such actions with respect to their shares of the Issuer’s capital stock as they deem appropriate, including, without limitation: purchasing additional Common Shares; selling Common Shares; taking any action to change the composition of the Issuer’s board of directors; taking any other action with respect to the Issuer or any of its securities in any manner permitted by law or changing their intention with respect to any and all matters referred to in paragraphs (a) through (j) below in this Item 4.

Except as otherwise described in this Schedule, none of the Reporting Persons currently has any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)-(b)

Number of Common Shares beneficially owned:

Lumira Capital II, L.P.	1,704,344 shares
Lumira Capital II (International), L.P.	157,599 shares
Lumira Capital GP, L.P.	1,861,943 shares
Lumira GP Inc.	1,861,943 shares
Lumira GP Holdings Co.	1,861,943 shares
Lumira Capital Investment Management Inc.	1,861,943 shares
Peter van der Velden	1,861,943 shares
Benjamin Rovinski	1,861,943 shares
Daniel Hetu	1,861,943 shares
Gerald Brunk	1,861,943 shares
Vasco Larcina	1,861,943 shares

Percent of class:

Lumira Capital II, L.P.	22.7%
Lumira Capital II (International), L.P.	2.1%
Lumira Capital GP, L.P.	24.8%
Lumira GP Inc.	24.8%
Lumira GP Holdings Co.	24.8%
Lumira Capital Investment Management Inc.	24.8%
Peter van der Velden	24.8%
Benjamin Rovinski	24.8%
Daniel Hetu	24.8%
Gerald Brunk	24.8%
Vasco Larcina	24.8%

SCHEDULE 13D

The percentage ownership was calculated based on 7,504,468 Common Shares outstanding as of August 14, 2019.

Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:

Lumira Capital II, L.P.	0 shares
Lumira Capital II (International), L.P.	0 shares
Lumira Capital GP, L.P.	0 shares
Lumira GP Inc.	0 shares
Lumira GP Holdings Co.	0 shares
Lumira Capital Investment Management Inc.	0 shares
Peter van der Velden	0 shares
Benjamin Rovinski	0 shares
Daniel Hetu	0 shares
Gerald Brunk	0 shares
Vasco Larcina	0 shares

(ii) Shared power to vote or to direct the vote:

Lumira Capital II, L.P.	1,704,344 shares
Lumira Capital II (International), L.P.	157,599 shares
Lumira Capital GP, L.P.	1,861,943 shares
Lumira GP Inc.	1,861,943 shares
Lumira GP Holdings Co.	1,861,943 shares
Lumira Capital Investment Management Inc.	1,861,943 shares
Peter van der Velden	1,861,943 shares
Benjamin Rovinski	1,861,943 shares
Daniel Hetu	1,861,943 shares
Gerald Brunk	1,861,943 shares
Vasco Larcina	1,861,943 shares

(iii) Sole power to dispose or to direct the disposition of:

Lumira Capital II, L.P.	0 shares
Lumira Capital II (International), L.P.	0 shares
Lumira Capital GP, L.P.	0 shares
Lumira GP Inc.	0 shares
Lumira GP Holdings Co.	0 shares
Lumira Capital Investment Management Inc.	0 shares
Peter van der Velden	0 shares
Benjamin Rovinski	0 shares
Daniel Hetu	0 shares
Gerald Brunk	0 shares
Vasco Larcina	0 shares

SCHEDULE 13D

(iv) Shared power to dispose or to direct the disposition of:

Lumira Capital II, L.P.	1,704,344 shares
Lumira Capital II (International), L.P.	157,599 shares
Lumira Capital GP, L.P.	1,861,943 shares
Lumira GP Inc.	1,861,943 shares
Lumira GP Holdings Co.	1,861,943 shares
Lumira Capital Investment Management Inc.	1,861,943 shares
Peter van der Velden	1,861,943 shares
Benjamin Rovinski	1,861,943 shares
Daniel Hetu	1,861,943 shares
Gerald Brunk	1,861,943 shares
Vasco Larcina	1,861,943 shares

(c) Except as set forth in this Schedule 13D, the Reporting Persons have not effected any transactions with respect to the Common Shares of the Issuer during the past 60 days.

(d)-(e) Not applicable.

Item 6.
Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Reference is made to the disclosure set forth under Items 3 of this Schedule 13D, which disclosure is incorporated herein by reference.

Designation of Directors

At the closing of the transactions contemplated by the Exchange Agreement, in accordance with the Exchange Agreement, the size of the Issuer’s board of directors was fixed at seven members and the board of directors was reconstituted to consist of four members designated by Edesa, Dr. Pardeep Nijhawan, Sean MacDonald, Paul William Pay and Peter van der Velden, one designated by Stellar, Frank R. Oakes, and two “independent” directors, Lorin Johnson and Carlo Sistilli. The directors shall serve until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal. In addition, upon the completion of the Exchange, Sean McDonald, Paul William Pay and Carlo Sistilli were appointed to the Company’s Audit Committee (with Mr. Sistilli appointed to serve as chair of the committee); Sean McDonald, Peter van der Velden and Carlo Sistilli were appointed to the Company’s Nominating and Corporate Governance Committee; and Sean McDonald, Paul William Pay and Lorin K. Johnson were appointed to the Compensation Committee.

The foregoing descriptions of the Exchange Agreement do not purport to be complete and are qualified in their entirety by reference to such agreement, which is attached hereto as Exhibit 2 and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

Exhibit No.  Description

1
Joint Filing Agreement, dated as of August 19, 2019 by and among (i) Lumira Capital II, L.P., (ii) Lumira Capital II (International), L.P., (iii) Lumira Capital GP, L.P., (iv) Lumira GP Inc., (v) Lumira GP Holdings Co., (vi) Lumira Capital Investment Management Inc., and (vii) Peter van der Velden, (viii) Benjamin Rovinski, (ix) Daniel Hetu, (x) Gerald Brunk, and (xi) Vasco Larcina.

2.
Share Exchange Agreement, dated as of March 7, 2019, by and between Stellar Biotechnologies, Inc., Edesa Biotech Inc. and the Edesa Shareholders (incorporated by reference to Exhibit 2.1 of the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on March 8, 2019).

SCHEDULE 13D

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LUMIRA CAPITAL II, L.P. BY: LUMIRA CAPITAL GP, L.P.,
ITS GENERAL PARTNER
BY: LUMIRA GP INC.
ITS GENERAL PARTNER

Date: August 19, 2019	By:	/s/ Vasco Larcina
	Name:	Vasco Larcina
	Title:	VP Finance

LUMIRA CAPITAL II (INTERNATIONAL), L.P.
BY: LUMIRA CAPITAL GP, L.P.,
ITS GENERAL PARTNER
BY: LUMIRA GP INC.
ITS GENERAL PARTNER

Date: August 19, 2019	By:	/s/ Vasco Larcina
	Name:	Vasco Larcina
	Title:	VP Finance

LUMIRA CAPITAL GP, L.P.
BY: LUMIRA GP INC.,
ITS GENERAL PARTNER

Date: August 19, 2019	By:	/s/ Vasco Larcina
	Name:	Vasco Larcina
	Title:	VP Finance

LUMIRA GP INC.

Date: August 19, 2019	By:	/s/ Vasco Larcina
	Name:	Vasco Larcina
	Title:	VP Finance

SCHEDULE 13D

LUMIRA GP HOLDINGS CO.

Date: August 19, 2019	By:	/s/ Vasco Larcina
	Name:	Vasco Larcina
	Title:	VP Finance

LUMIRA CAPITAL INVESTMENT MANAGEMENT INC.

Date: August 19, 2019	By:	/s/ Vasco Larcina
	Name:	Vasco Larcina
	Title:	VP Finance

Date: August 19, 2019	By:	/s/ Peter van der Velden

Date: August 19, 2019	By:	/s/ Benjamin Rovinski

Date: August 19, 2019	By:	/s/ Daniel Hetu

Date: August 19, 2019	By:	/s/ Gerald Brunk

Date: August 19, 2019	By:	/s/ Vasco Larcina